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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 11-K

                                _______________


               ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                _______________

(Mark One)
(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

    For the fiscal year ended December 31, 1993

                                       Or

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

    For the transition period from ___________ to __________

    Commission file number   1-9971


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below

               BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

    BURLINGTON RESOURCES INC., 5051 WESTHEIMER, SUITE 1400, HOUSTON, TEXAS
                                  77056-2124

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               BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
                                     _____



                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                           December 31, 1993 and 1992





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               BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

                                     INDEX




                                                                                                Page(s)
                                                                                                -------
Report of Independent Accountants                                                                    2

Financial Statements:

       Statement of Net Assets Available for Plan Benefits as of
       December 31, 1993 and 1992 *                                                                  3

       Statement of Changes in Net Assets Available for Plan
       Benefits for the years ended December 31, 1993, 1992 and 1991 *                               4

       Notes to Financial Statements *                                                          5 - 17

Supplemental Schedules:

       Schedule I -    Schedule of Investments as of December 31, 1993 *                       18 - 22

       Schedule II -   Schedule of Reportable Transactions for the year ended
                       December 31, 1993 *                                                     23 - 24

Exhibits:

       23.1            Consent of Independent Accountants                                           25
- - -----

* Paper filing made under cover of Form SE





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COOPERS
& LYBRAND (LOGO)

                       REPORT OF INDEPENDENT ACCOUNTANTS



Plan Administrator
Burlington Resources Inc. Retirement Savings Plan


We have audited the financial statements of the Burlington Resources Inc. Retirement Savings Plan (the "Plan") as listed in the accompanying index on Page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1993 and 1992, and changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As further described in Note 8, the 1992 and 1991 financial statements have been restated to include accrued benefit payable in net assets available for plan benefits.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index on Page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ COOPERS & LYBRAND


Houston, Texas
June 13, 1994





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The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BURLINGTON RESOURCES INC.
                                             RETIREMENT SAVINGS PLAN


Date:  June 28, 1994                         By:    /s/  HAROLD E. HAUNSCHILD

                                             Name:  Harold E. Haunschild

                                             Title: Administrative Committee





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                               Index to Exhibits



    23.1     Consent of Independent Accountants